CONSENT OF RATING AGENCY

We consent to the incorporation by in the Registration Statement on Form S-8 (No. 333-149175) of Alon Blue Square Israel Ltd. (“the Company”) of the reference to our Baa1 Credit review rating (on local scale, for Series C bonds and the reaffirmation of our “P-2” rating for the Company’s commercial paper in the sum of NIS 90 million, and of the unofficial translation of our Monitoring Report dated March 31, 2015, with respect to the foregoing, included in this Current Report on Form 6-K.

/s/ Eran Heimer

Eran Heimer, CEO

Midroog Ltd.

Tel- Aviv, Israel

March 31, 2015